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FORM OF OPINION

[_], 2026

Board of Directors

The Hartford High Yield Fund

The Hartford Mutual Funds, Inc.

690 Lee Road

Wayne, PA 19087

Board of Trustees

Hartford High Yield ETF

Hartford Funds Exchange-Traded Trust

690 Lee Road

Wayne, PA 19087

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to The Hartford High Yield Fund (the “Acquired Fund”), a separate series of The Hartford Mutual Funds, Inc., a Maryland corporation, (“Mutual Fund Company”), and to Hartford High Yield ETF (the “Acquiring Fund”), a separate series of Hartford Funds Exchange-Traded Trust, a Delaware statutory trust (“ETF Trust”), and to the holders (the “Acquired Fund Shareholders”) of shares of common stock of the Acquired Fund (the “Acquired Fund Shares”), in connection with the transfer of all of the assets, as defined in the Agreement and Plan of Reorganization and Liquidation (the “Plan”) dated as of [_], 2026, executed by ETF Trust on behalf of the Acquiring Fund and by Mutual Fund Company on behalf of the Acquired Fund, of the Acquired Fund (the “Transferred Assets”) to the Acquiring Fund in exchange solely for shares of beneficial interest of the Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of the Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by the Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by the Acquired Fund and cash paid in lieu of fractional shares in complete liquidation and termination of the Acquired Fund (the “Reorganization”), all pursuant to the Plan.

The Hartford High Yield Fund Hartford High Yield ETF [_], 2026 Page 2

For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from ETF Trust on behalf of the Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from Mutual Fund Company on behalf of the Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Department of the Treasury, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to the Acquired Fund and the Acquiring Fund:

1.  The Reorganization will constitute a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, and the Acquiring Fund and the Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;

2.  Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Transferred Assets solely in exchange for the Liabilities of the Acquired Fund and issuance of the Acquiring Fund Shares;

3.  Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Transferred Assets of the Acquired Fund to the Acquiring Fund solely in exchange for the Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund Shares;

4.  Under Section 354 of the Code, no gain or loss will be recognized by any Acquired Fund Shareholder upon the exchange of its Acquired Fund Shares solely for Acquiring Fund Shares (except with respect to cash received in lieu of fractional shares);

Dechert LLP

The Hartford High Yield Fund Hartford High Yield ETF [_], 2026 Page 3

5.  Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares exchanged in the Reorganization (reduced by any amount of tax basis allocable to shares for which cash is received);

6.  Under Section 1223(1) of the Code, the holding period of the Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund Shares exchanged therefor were held by such shareholder, provided the Acquired Fund Shares are held as capital assets at the time of the Reorganization;

7.  Under Section 362(b) of the Code, the tax basis of the Transferred Assets acquired by the Acquiring Fund will be the same as the tax basis of such Transferred Assets to the Acquired Fund immediately prior to the Reorganization;

8.  Under Section 1223(2) of the Code, the holding period of the Transferred Assets in the hands of the Acquiring Fund will include the period during which those Transferred Assets were held by the Acquired Fund; and

9.  The Acquired Fund’s tax attributes enumerated in Section 381(c) of the Code will be taken into account by the Acquiring Fund, subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code and the applicable Treasury Regulations.

Dechert LLP

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan. Without limiting the foregoing, we express no opinion as to the federal income tax consequences of the Reorganization to (1) the Acquired Fund with respect to contracts described in Section 1256(b) of the Code or stock in a passive foreign investment company, as defined in Section 1297(a) of the Code, (2) the Acquired Fund Shareholders whose investment is liquidated and who receive a distribution of cash equal to the net asset value of the Acquired Fund Shares held by them because such shareholders do not hold their Acquired Fund Shares through an account that can accept Acquiring Fund Shares on the date of the Reorganization, and (3) Acquired Fund Shareholders who hold their Acquired Fund Shares through a fund direct individual retirement account and whose Acquired Fund Shares are exchanged for The Hartford Short Duration Fund.

Very truly yours,

Dechert LLP